UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 27, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

CHANGES TO THE COMPOSITION OF HARMONY’S INVESTMENT COMMITTEE

Johannesburg. Wednesday, 27 November 2019. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) in compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, herewith notifies shareholders that Mr Joaquim Chissano has been appointed as a member of the investment committee on 26 November 2019 following his resignation from the nomination committee. He continues to serve on the social and ethics committee.

ends.

For more details contact:

Marian van der Walt
Executive: Investor Relations
+27 (0) 82 888 1242 (mobile)

Johannesburg, South Africa
27 November 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 27, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director